Filed by Interwoven, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Interwoven, Inc.

Comission File No.:0-27389

The following is a series of frequently asked questions and answers relating to the proposed one-for-four stock split distributed to employees of Interwoven, Inc. on August 27, 2003.

Interwoven, Inc.

Employee FAQ Regarding Proposed Reverse Stock Split

Executive Summary:

Interwoven’s Board of Directors recently approved a 1-for-4 reverse stock split of Interwoven’s common stock. This would decrease the total number of shares outstanding but every shareholder would hold the same percentage interest in Interwoven after the reverse split as before. A person holding 1,000 shares worth $2.50 per share would as a result of the reverse split hold 250 shares worth $10 per share (assuming no market price fluctuations).

Interwoven’s shareholders must approve this reverse stock split proposal before it can be implemented. We plan to present this proposal to the shareholders at the special shareholder meeting being convened to approve matters associated with the Interwoven-iManage merger (probably in the November timeframe).

Q1:	What is a reverse stock split?

A1:	A reverse stock split combines multiple shares of stock into a single share of stock without changing the relative ownership of any stockholder. A reverse split does not change the company’s value or market capitalization (market capitalization = number of shares multiplied by share price). A reverse stock split is the opposite of a stock split, which divides units of ownership into smaller units representing the same ownership. A 1-for-4 reverse stock split following two 2-for-1 forward stock splits would result in the original shareholder holding the same number of shares he or she held before the two stock splits.

Q2:	Why is Interwoven’s Board of Directors recommending this reverse stock split?

A2:	Interwoven’s Board of Directors believes that a 1-for-4 reverse stock split of Interwoven common stock is in the best interests of Interwoven and its shareholders. The reverse stock split is intended to increase the marketability and liquidity of Interwoven’s common stock. Interwoven believes that many brokerage firms may be reluctant to recommend lower-priced stocks to their clients, or to deal in those stocks. Interwoven also believes that the relatively low price and large number of its outstanding shares impairs the marketability of its stock to institutional investors.

Q3:	Can you provide a hypothetical example to help illustrate this 1-for-4 split?

A3:	If you owned 1,000 shares and the old stock price was $2.50, you would now own 250 shares but the stock would be $10 a share (assuming no market price fluctuations). In either event, that equals $2,500 worth of Interwoven stock. An option to purchase 1,000 shares at an exercise price of $2.50 per share would become an option to buy 250 shares at an exercise price of $10.00 per share.

Q4:	What happens to fractional shares?

A4:	If a shareholder owns a number of Interwoven shares that is not divisible by four, the shareholder will receive cash in lieu of the fractional share for the remainder, based on the market value of the shares. In the example above, a shareholder owning 1,001 shares would receive 250 shares and $2.50 cash.

Q5:	If this reverse stock split is passed, when will it be implemented?

A5:	If approved, this reverse stock split will be effected in Q4, probably in November. The Interwoven Board of Directors has discretion to effect the reverse split if the shareholders approve it.

Q6:	What does an employee need to do if the reverse split is approved at the shareholder meeting?

A6:	All Interwoven stockholders, including employee shareholders, will be sent a packet in the mail explaining how they can make the physical exchange of their old stock certificates with new stock certificates. For employees holding options, no action is required.

Q7:	Is there a tax consequence for the reverse stock split?

A7:	Interwoven does not believe there are tax consequences to it as a direct result of the reverse stock split. Shareholders should not have any tax consequences, except to the extent of cash received in lieu of a fractional share. Option holders should not have any tax consequences from the reverse split. Please ask your tax consultant if you have any questions concerns.